Madison Completes Tender Offer for Enstar Income Program II-2, L.P.


NEW YORK-Madison Liquidity Investors 104, LLC announced today that its tender offer to purchase up to 2,958 Units of limited partnership interests at $225.00 per Unit of Enstar Income Program II-2, L.P. ("Enstar II-2") expired, as scheduled, at 12:00 Midnight, Eastern Standard Time on Monday, March 15, 1999. Madison accepted for purchase and purchased all Units validly tendered and not withdrawn prior to the expiration of the offer.

Approximately 752 Units (about 2.5% of the outstanding Units not already beneficially owned by Madison prior to the beginning of the tender offer), including Units tendered pursuant to guarantees of delivery, were validly tendered and not withdrawn. As a result, Madison now beneficially owns approximately 10.6% of the total number of outstanding Units of Enstar II-2 limited partnership interests (including the 2,402 Units of Enstar II-2 limited partnership interests beneficially owned by Madison prior to the beginning of the tender offer). Payment for shares validly tendered and not withdrawn is expected to be made by Gemisys Tender Services of Englewood, Colorado, acting as depositary for the tender offer, promptly in accordance with the terms of the offer.

Madison Liquidity Investors 104, LLC is an affiliate of The Madison Avenue Capital Group, LLC, a Delaware limited liability company that invests in limited partnership units, common stock and other securities issued by companies which own diversified portfolios of real estate, cable television systems, transportation and other leased equipment, film portfolios, LBO/venture investment portfolios and other cash flow producing assets. The Madison Avenue Capital Group and its affiliates have over $270 million in committed capital. Questions and requests for assistance or additional copies of the tender offer material may be directed to Madison Liquidity Investors 104, LLC, c/o Gemisys Tender Services, 7103 South Revere Parkway, Englewood, Colorado 80112, Telephone
(303) 705-6390.